UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Annual Report 2025: Cadeler delivers strong financial results while doubling fleet capacity

Copenhagen, 24 March 2026 – Today, Cadeler (Cadeler A/S and, together with its subsidiaries, the "Group") has published its Annual Report for 2025, reporting strong financial and operational performance for a year in which it took delivery of five vessels, doubling its operational fleet capacity. Cadeler maintained high utilisation while sharpening its strategic focus on operations and maintenance through the establishment of Nexra, its new service platform for the offshore wind industry.

For the full year 2025, Cadeler generated revenue of EUR 620 million, compared to EUR 249 million in 2024 – an increase of EUR 371 million. The growth was driven by fleet expansion, high utilisation and strong operational activity.

EBITDA reached EUR 425 million for the year, up from EUR 126 million in 2024, while net profit for the year totalled EUR 280 million, compared to EUR 65 million the previous year.

Cadeler CEO Mikkel Gleerup says: “2025 was a defining year for Cadeler. We doubled the size of our fleet on the water while maintaining strong utilisation and delivering substantial growth in both revenue and profitability. At the same time, we expanded our strategic capabilities across the offshore wind value chain, including by strengthening our presence in the growing operations and maintenance segment.”

Backlog and commercial visibility

Cadeler continues to maintain strong commercial visibility supported by a substantial contract backlog. As today’s date, Cadeler’s order backlog stands at EUR 2.8 billion, up from approximately EUR 2.3 billion at the end of 2024.

Cadeler’s order book for 2026 is substantially filled, reflecting continued activity across offshore wind installation and service markets.

Outlook for 2026

With a substantially filled order book and an expanded fleet, Cadeler enters 2026 with strong momentum. Energy security, electrification and industrial competitiveness continue to support demand for offshore wind across key markets, while recent policy developments, including increased coordination among European governments and clearer auction pipelines, are expected to support continued deployment of offshore wind in the coming years.

For 2026, Cadeler expects its financial performance to result in revenue in the range of EUR 845 million to EUR 944 million and EBITDA of between EUR 420 million and EUR 510 million. This outlook reflects the company’s increased fleet capacity, strong contract coverage and growing capabilities across both installation and offshore wind operations and maintenance activities.

With a modern and versatile fleet, a strengthened position across the offshore wind value chain and a solid commercial backlog, Cadeler is well positioned to support the next phase of offshore wind development.

Fleet expansion: doubling capacity in 2025

During 2025, Cadeler expanded its fleet, doubling the number of vessels it has on the water from five to ten wind installation vessels. The company welcomed Wind Maker, Wind Pace, Wind Ally and Wind Mover into operation, alongside the acquisition of Wind Keeper.

All newbuild vessels were delivered on budget and on or ahead of schedule, reflecting disciplined execution of Cadeler’s newbuilding programme. All vessels were contracted for deployment immediately after their deliveries, bringing additional installation capacity into the market.

Cadeler CEO Mikkel Gleerup comments: “Our fleet expansion reflects Cadeler’s long-term strategy of maintaining a modern and versatile fleet capable of supporting offshore wind projects across both installation and lifecycle services. A larger fleet allows us to deploy our vessels where they create the most value while supporting increasingly large and complex offshore developments and maintaining the operational reliability our clients expect from us.”

Expanding presence in offshore wind aftermarket

In 2025, Cadeler established Nexra, its dedicated service platform for the offshore wind aftermarket, with a team committed exclusively to the provision of operations and maintenance (O&M) services.

As the installed base of offshore wind turbines continues to grow, so does the need for capable service vessels in the offshore wind aftermarket – particularly in larger turbine segments. O&M has been an increasing contributor to Cadeler’s group results in recent years, accounting for approximately one fifth of the company’s revenue in 2025. The launch of Nexra underlines Cadeler’s commitment to deepening long-term client partnerships and strengthening its operational focus in the O&M market.

The acquisition of Wind Keeper marked an important step in strengthening Cadeler’s capabilities in this area. Cadeler completed its acquisition of Wind Keeper from the secondary market in July 2025. Following substantial upgrades in Europe, the vessel went directly into operations, chartered on a long-term contract of up to five and a half years.

Strong balance sheet supporting continued investment

Cadeler continued to strengthen its balance sheet during the year while investing in fleet expansion.

As of 31 December 2025, total assets amounted to EUR 3,417 million, representing a 76% increase compared to the previous year, driven primarily by investments in vessels under construction.
Property, plant and equipment increased to EUR 2.9 billion, up from EUR 1.7 billion in 2024, reflecting the Group’s newbuild vessel programmes.

Total equity increased to EUR 1,504 million, compared to EUR 1,234 million at the beginning of the year.

Cadeler maintained a strong liquidity position with available liquidity of EUR 343 million at year-end, including cash and committed credit facilities.

Financial highlights 2025:
•Contract backlog: EUR 2.8 billion as of 24 March 2026, including 100% of contractual options. Contract backlog was EUR 2.3 billion as of 31 December 2024.
•Revenue: EUR 620m (2024: EUR 249m)
•EBITDA: EUR 425m (2024: EUR 126m)
•Profit for the year: EUR 280m (2024: EUR 65m)

Outlook 2026:
•Expected Revenue: EUR 845 million - EUR 944 million
•Expected EBITDA: EUR 420 million - EUR 510 million

Earnings call

In connection with the release of its Annual Report 2025, Cadeler will host a live video webcast presentation for the investment community with Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, presenting.

Date: 24 March 2026
Time: 07:00 EST / 12:00 UK / 13:00 CET

The Annual Report presentation is open to all interested parties and may include forward-looking information. Please register in advance at the following link: https://cadeler-2025-annual-report-presentation.open-exchange.net/

A replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter. The presenter’s slides will be made available on Cadeler’s website at https://ir.cadeler.com/

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For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:     Chief Executive Officer

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